UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Gimelstob                            Herbert
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   (Last)                            (First)              (Middle)

2300 N.W. Corporate Blvd., Suite 222
--------------------------------------------------------------------------------
                                    (Street)

Boca Raton                            FL                    33431
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

11/30/00
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

American Group, Inc. (AMCG)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

N/A
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [x]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                  SEC 1473(7-02)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Series C
Preferred Stock           (1)       (1)            Common Stock             (2)              $0.00            D
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Explanation of Responses:

(1) The Series C Preferred Stock is convertible at any time on or before November 30, 2002 (on April 29, 2002, the expiration date was extended from April 30, 2002 to November 30, 2002) at the discretion of the Reporting Person.

(2) Each shares of Series C Preferred Stock is convertible into that number of shares of common stock of the Issuer which bears the same ratio to 90% of the number of outstanding shares of the Issuer's common stock not derived from the conversion of the Series C Preferred Stock as the number of shares of Series C Preferred Stock to be converted bears to the total number of outstanding shares of the Issuer's common stock. As of November 30, 2000 and August 31, 2002, the Reporting Person's shares of Series C Preferred Stock were convertible into 585,535 and 6,795,934.66 shares, respectively, of the common stock of the Issuer.



/s/  Herbert Gimelstob                                    September 18, 2002
---------------------------------------------            -----------------------
Name: Herbert Gimelstob                                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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